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Exhibit 99.1

Jiayuan.com International Ltd. Announces Extraordinary General Meeting of Shareholders

BEIJING, December 8, 2015—Jiayuan.com International Ltd. (NASDAQ: DATE) ("Jiayuan" or the "Company"), operator of the largest online dating platform in China, today announced that it has called an extraordinary general meeting of shareholders (the "EGM"), to be held on December 29, 2015 at 10:00 a.m. (Hong Kong time). The meeting will be held at the offices of Paul Hastings LLP, 22/F Bank of China Tower, 1 Garden Road, Central, Hong Kong, to consider and vote on, among other things, the proposal to authorize and approve the previously announced Agreement and Plan of Merger (the "Merger Agreement") dated as of December 7, 2015, among the Company, LoveWorld Inc. ("Parent") and FutureWorld Inc., a wholly-owned subsidiary of Parent ("Merger Sub"), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the Merger Agreement (the "Plan of Merger"), and the transactions contemplated thereby (the "Transactions"), including the Merger (as defined below).

Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company after the merger (the "Merger"). If completed, the Company will continue its operations as a privately-held company and, as a result of the Merger, the American depositary shares (the "ADSs"), every two ADSs representing three ordinary shares of the Company, will no longer be listed on the NASDAQ Global Select Market and the American depositary shares program for the ADSs will terminate. The Company's board of directors, acting upon the unanimous recommendation of the special committee of the board of directors, authorized and approved the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, and resolved to recommend that the Company's shareholders and ADS holders vote for, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby.

Shareholders of record as of the close of business in the Cayman Islands on December 17, 2015 will be entitled to vote at the EGM. The record date for ADS holders entitled to instruct Citibank, N.A., the ADS depositary, to vote the shares represented by the ADSs is the close of business in New York City on December 8, 2015. Additional information regarding the EGM and the Merger Agreement can be found in the proxy statement, which can be obtained from the SEC's website (http://www.sec.gov). INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE PROXY MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS. In addition to receiving the proxy statement by mail, shareholders also will be able to obtain these documents, as well as other materials filed or furnished to the SEC containing information about the Company, the Transactions and related matters, without charge, from the SEC's website (http://www.sec.gov) or at the SEC's public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

Jiayuan.com International Ltd.
15th Floor, Anhua Development Building
No. 35 Anding Road
Chaoyang District, Beijing
People's Republic of China
Tel: +86 10 6442-2321

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for the proxy statement and other materials that have been or will be filed with or furnished to the SEC.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, how the Company's shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the proxy statement to be furnished by the Company. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

ABOUT JIAYUAN

Jiayuan.com International Ltd. ("Jiayuan") (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China's rapidly growing urban singles population. As a pioneer in China's online dating market, Jiayuan ranks first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2014, according to iResearch. Jiayuan recorded an average of 5.3 million monthly active user accounts in the third quarter of 2015. Every two of Jiayuan's American depositary shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Contacts:

China

Sonora Ma
Jiayuan.com International Ltd.
+86 (10) 6442-2321
ir@jiayuan.com

Mr. Christian Arnell
Christensen Investor Relations
+86-10-5900-1548
carnell@christensenir.com

United States

Ms. Linda Bergkamp
Christensen Investor Relations Group
+1-480-614-3004
Email: lbergkamp@Christensenir.com

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  Exhibit 99.1
Jiayuan.com International Ltd. Announces Extraordinary General Meeting of Shareholders